Exhibit 99.5

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 17, 2003, Carr Realty, L.P., one of our affiliates, entered into an agreement to purchase 4,746 shares of voting common stock and 19,500 shares of non-voting common stock of Carr Real Estate Services, Inc. in exchange for a cash payment of $200,000 from The Oliver Carr Company, an entity in which Oliver T. Carr, Jr., one of our directors, is the trustee of the two trusts that own a majority of the common stock. CarrAmerica assumed all rights and obligations of Carr Realty, L.P. under this agreement and purchased the shares of Carr Real Estate Services, Inc. on December 24, 2003. Carr Real Estate Services, Inc. is now a wholly-owned taxable REIT subsidiary of ours. Mr. Thomas A. Carr, our Chief Executive Officer and Chairman of our Board of Directors, and Mr. Thomas A. Carr’s siblings, Mr. Richard Carr, Mr. Robert O. Carr, Mr. William Carr, Ms. Mary Carr-Doyle and Mr. Oliver T. Carr, III, are beneficiaries of the two trusts that own a majority of the common stock of The Oliver Carr Company.

Carr Real Estate Services, Inc. provides management and leasing services for properties in which we own an unconsolidated joint venture interest. Fees paid to Carr Real Estate Services, Inc. for the management and leasing services with respect to these properties totaled approximately $6.4 million for 2003. This amount includes $648,450 paid by a joint venture in which CarrAmerica and affiliates of Oliver T. Carr, Jr. have interests for management and leasing services provided by Carr Real Estate Services, Inc.

Carr Real Estate Services, Inc. also provides management and leasing services for partnerships in which Oliver T. Carr, Jr., one of our directors, and/or A. James Clark, a former member of our Board of Directors, and/or their affiliates have interests. Fees paid to Carr Real Estate Services, Inc. for these services by partnerships in which both Mr. Carr and Mr. Clark and/or their affiliates have interests totaled approximately $639,878 for 2003. Fees paid to Carr Real Estate Services, Inc. for these services by partnerships in which only Mr. Carr and/or his affiliates have interests totaled approximately $688,332 for 2003. Fees paid to Carr Real Estate Services, Inc. for these services by partnerships in which only Mr. Clark and/or his affiliates have interests totaled approximately $323,597 for 2003.

We had a consulting agreement with Oliver T. Carr, Jr. to provide services to us, which expired in June 2003. In 2003, we paid Oliver T. Carr, Jr. $104,750 for such services.

A wholly owned subsidiary of Clark Enterprises, Inc., an entity of which A. James Clark is the majority stockholder, has provided general contracting services to CarrAmerica Development, Inc., a wholly-owned subsidiary of CarrAmerica, and we have retained an affiliate of Clark Enterprises, Inc. to provide asset management services for third-party properties that we manage. In connection with these services, CarrAmerica paid $50.3 million to Clark Enterprises, Inc. for 2003. This includes $40.6 million paid in connection with a joint venture entity in which we own a 30% interest for general contracting services.

We provide tenant project services to an affiliate of Clark Enterprises, Inc. Fees paid to CarrAmerica for these services totaled approximately $41,606 for 2003.

Mr. Clark retired from our Board of Directors in 2003 and did not seek re-election at our 2003 annual meeting of stockholders.

We have entered into agreements with Carr Real Estate Services, Inc. pursuant to which we have provided certain administrative services. Fees paid to us by Carr Real Estate Services, Inc. for legal, tax and IT services totaled approximately $4.3 million for 2003. We have entered into agreements with Carr Real Estate Services, Inc. pursuant to which Carr Real Estate Services, Inc. provides us with human resources and payroll services. We paid Carr Real Estate Services, Inc. $782,458 for these services for 2003.

In connection with the HQ Global Workplaces, Inc./VANTAS Incorporated merger transaction, we agreed to indemnify all of the individuals who served as directors of HQ Global at the time of the transaction, including Thomas A. Carr, Oliver T. Carr, Jr., and Philip L. Hawkins, who currently serve as directors and/or executive officers of us, with respect to any losses incurred by them arising out certain litigation matters, if they first tried and were unsuccessful in getting the losses reimbursed by HQ Global or from insurance proceeds. It was expected at the time that these former directors would be indemnified against any of these losses by HQ Global, as required by HQ Global’s certificate of incorporation and bylaws. HQ Global has not satisfied its indemnity obligation to these directors, and in light of HQ Global’s bankruptcy filing in March 2002, is not likely to do so in the future. As a result, we have paid the costs incurred by these directors in connection with the above litigation matters. In 2003 and 2004, we paid approximately $747,000 and $20,672, respectively, of costs pursuant to this indemnification arrangement, all of which represents amounts paid to legal counsel for these directors.

In connection with a complaint filed by Broadband Office, Inc. and the official committee of unsecured creditors of Broadband Office, Inc. against, among other defendants, Philip L. Hawkins, the President and Chief Operating Officer of CarrAmerica, relating to his service as a member of the board of directors of Broadband Office, Inc., our Board of Directors authorized to advance the costs and expenses incurred by Mr. Hawkins in connection with this claim. As a result, in 2003 and 2004 we paid approximately $66,820 and $789, respectively, in costs pursuant to this indemnification arrangement, all of which represents amounts paid directly to legal counsel for Mr. Hawkins.

In connection with our efforts to obtain from one of our secured mortgage lenders consent to the transactions relating to our UPREIT conversion, Ms. Martha A. Carr may guarantee approximately $395,606 of our payment obligations with respect to such mortgage debt. Ms. Carr will not receive any payment for her guarantee, but, as a result of the guarantee, is expected to defer the recognition of certain taxable gain that she would recognize in 2004 if she did not provide the guarantee. The Conflicts Committee of our Board of Directors has not yet considered and approved the offer of the guarantee by Ms. Carr to our lender. It is expected that the Conflicts Committee will consider the offer of guarantee in early April 2004.

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